FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934


For the month of August, 2004

Commission File Number: 0-29452


                                   RADCOM LTD.
                 (Translation of Registrant's Name into English)

               24 Raoul Wallenberg Street, Tel Aviv 69719, Israel
                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
                       Form 20-F   X          Form:40-F_______


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes _______ No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A
                   --------------  -------

                                    CONTENTS

This report on Form 6-K of Radcom consists of the following documents, which are attached hereto and incorporated by reference herein:

1. Notice of 2004 Annual Meeting of Shareholders and Proxy Statement, dated August 9, 2004.


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                          Radcom Ltd.
                                                          (Registrant)

Dated: August 12, 2004                           By:/s/ David Zigdon
                                                    ----------------------
                                                    Chief Financial Officer

                                  EXHIBIT INDEX



Exhibit Number             Description of Exhibit

10.1 Notice of 2004 Annual Meeting of Shareholders and Proxy Statement, dated August 9, 2004.

                                  EXHIBIT 10.1

                                   RADCOM LTD.

                            ---------------------------

              NOTICE OF 2004 ANNUAL GENERAL MEETING OF SHAREHOLDERS

                            ---------------------------

Notice is hereby given that the 2004 Annual General Meeting of Shareholders (the "Meeting") of Radcom Ltd. (the "Company") will be held on Tuesday, September 14, 2004 at 16:00 (Israel time), at the offices of the Company, 24 Raoul Wallenberg Street, Tel Aviv, Israel, for the following purposes:

(1) To fix the number of directors on the Board of Directors at five (5) and to re-elect three (3) directors to serve as members of our Board of Directors;


(2)      To re-elect the two (2) external directors for a second term;

(3) To reappoint our independent auditors, and to authorize our Board of Directors to fix their remuneration;

(4) To increase the option pool under the Radcom Ltd. 2003 Share Option Plan and under the Radcom Ltd. International Employee
         Stock Option Plan;

(5) To set the compensation and remuneration of the external directors in their second term;

(6) To approve the purchase of directors' and officers' liability insurance;

(7) To discuss the auditors' report and the consolidated financial statements of the Company for the year ended December 31, 2003; and

(8) To transact such other business as may properly come before the Meeting or any adjournment thereof.



The Board of Directors recommends a vote FOR approval of all matters to be voted upon at the Meeting.

Shareholders of record at the close of business on August 9, 2004 are entitled to notice of, and to vote at, the Meeting. All shareholders are cordially invited to attend the Meeting in person.

Whether or not you plan to attend the Meeting, you are urged to promptly complete, date and sign the enclosed proxy and to mail it in the enclosed envelope, which requires no postage if mailed in the United States. Return of your proxy does not deprive you of your right to attend the Meeting, to revoke the proxy and to vote your shares in person.

         Joint holders of shares should take note that, pursuant to Article 32(d) of the Articles of Association of the Company, the vote of the senior holder of the joint shares who tenders a vote, in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s). For this purpose seniority will be determined by the order in which the names stand in the Company's Register of Members.

                    By Order of the Board of Directors,

                                Arnon Toussia-Cohen

                                Chief Executive Officer
Dated: August 9, 2004

The audited financial statements of the Company for the fiscal year ended December 31, 2003, are not a part of the proxy solicitation material, but were filed together with our Annual Report on Form 20-F, which was filed with the SEC and is available at the SEC's website, www.sec.gov and at our website, www.radcom.com.



                                   RADCOM LTD.
                           24 RAOUL WALLENBERG STREET
                             TEL AVIV 69719, ISRAEL
                           ---------------------------

                                 PROXY STATEMENT
                           ---------------------------

                   2004 ANNUAL GENERAL MEETING OF SHAREHOLDERS


This Proxy Statement is furnished to the holders of ordinary shares, NIS 0.05 nominal value (the "Ordinary Shares"), of Radcom Ltd. (the "Company") in connection with the solicitation by the Board of Directors of proxies for use at the 2004 Annual General Meeting of Shareholders (the "Meeting"), or at any adjournment thereof, pursuant to the accompanying Notice of 2004 Annual
General Meeting of Shareholders. The Meeting will be held on Tuesday, September
14, 2004 at 16:00 (Israel time), at the offices of the Company, 24 Raoul
Wallenberg Street, Tel Aviv, Israel.

It is proposed that at the Meeting, resolutions be adopted as follows:

              1. To fix the number of directors on the Board of Directors at five (5) and to re-elect three (3) directors to serve as members of our Board of Directors;

              2.  To re-elect the two (2) external directors for a second term;

              3. To reappoint our independent auditors, and to authorize our Board of Directors to fix their remuneration;

              4.  To increase the option pool under the Radcom Ltd. 2003 Share
                  Option Plan and under the Radcom Ltd. International Employee
                  Stock Option Plan;

              5. To set the compensation and remuneration of the external directors in their second term; and

              6. To approve the purchase of directors' and officers' liability insurance.


Additionally, the auditors' report and the consolidated financial statements of the Company for the year ended December 31, 2003 will be discussed.

The Company currently is not aware of any other matters that will come before the Meeting. If any other matters properly come before the Meeting, the persons designated as proxies intend to vote in accordance with their judgment on such matters.

A form of proxy for use at the Meeting and a return envelope for the proxy are enclosed. Shareholders may revoke the authority granted by their execution of proxies at any time before the exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. Unless otherwise indicated on the form of proxy, shares represented by any proxy in the enclosed form, if the proxy is properly executed and received by the Company not less than 72 hours prior to the time fixed for the Meeting, will be voted in favor of all the matters to be presented to the Meeting, as described above. On all matters considered at the Meeting, abstentions and broker non-votes will be treated as neither a vote "for" nor "against" the matter, although they will be counted in determining whether a quorum is present.

Proxies for use at the Meeting are being solicited by the Board of Directors of the Company. Only shareholders of record at the close of business on August 9, 2004 will be entitled to vote at the Meeting. Proxies are being mailed to shareholders on or about August 12, 2004 and will be solicited chiefly by mail. However, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefore, may solicit proxies by telephone, telegram or other personal contact.
The Company will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares.

            RECORD DATE; OUTSTANDING VOTING SECURITIES; VOTING RIGHTS

Only shareholders of record at the close of business on August 9, 2004 will be entitled to vote at the Meeting and any adjournments or postponements thereof. The Company had outstanding on June 30, 2004, 14,400,680. Ordinary
Shares, each of which is entitled to one vote upon each of the matters to be presented at the Meeting. Two or more shareholders of the Company holding shares conferring in the aggregate at least one-third (1/3) of the voting power of the Company, present in person or by proxy and entitled to vote, will constitute a quorum at the Meeting.


                  BENEFICIAL OWNERSHIP OF SECURITIES BY CERTAIN
                        BENEFICIAL OWNERS AND MANAGEMENT


The following table sets forth, as of June 30, 2004, the number of shares owned beneficially by (i) all shareholders known to the Company to own beneficially five percent (5%) or more of the Company's shares, and (ii) all directors and officers as a group.

The information contained herein has been obtained from the Company's records, from information furnished by the individual or entity to the Company or from public filings.
                                                                                       Percentage of
                                                        Number of Ordinary             Outstanding Ordinary
Name                                                    Shares Beneficially Owned(1)   Shares(2)
Zohar Zisapel (3) (4).........................          3,297,242                              22.5%
Yehuda Zisapel (3) (5)........................          2,027,161                              14.0%
RAD Data Communications Ltd (6)...............            177,841                               1.2%
Star Growth Enterprise, a German Civil Law Partnership
  (with limitation of liability) (7)                    1,225,490                               8.4%
J. Carrlo Cannell, D/B/A
  Cannell Capital Management (8)..............          1,935,540                              13.4%
All directors and executive officers as a group (11
  persons) (1) (2)                                      4,386,542                              27.9%

--------------------------------------------------------------------------------------------------------------------------------
(1)      Except as otherwise noted and pursuant to applicable community property laws, each person named in the table has sole voting and investment power with respect to all ordinary shares listed as owned by such person. Shares beneficially owned include shares that may be acquired pursuant to options or warrants that are exercisable on or within 60 days of June 30, 2004.
(2)      The percentage of outstanding ordinary shares is based on 14,400,680 ordinary shares outstanding as of June 30, 2004. For determining the percentage owned by each person, ordinary shares for each person includes ordinary shares that may be acquired by such person pursuant to options and warrants to purchase ordinary shares that are exercisable within 60 days of June 30, 2004.

         The number of outstanding ordinary shares does not include shares that were repurchased by us.
(3)      Includes beneficial ownership of Messrs. Zohar Zisapel and Yehuda
         Zisapel of ordinary shares held by RAD Data Communications Ltd., an Israeli company.
(4)      Includes 167,862 ordinary shares and warrants to purchase 9,979 ordinary shares owned of record by RAD Data Communications, 54,500 ordinary shares owned of record by Klil and Michael Ltd., an Israeli company, 105,000 ordinary shares issuable upon exercise of options exercisable within 60 days of June 30, 2004, and warrants to purchase
         129,377 ordinary shares. Zohar Zisapel is a principal shareholder and director of each of RAD Data Communications Ltd. and Klil and Michael
         Ltd. and, as such, Mr. Zisapel may be deemed to have voting and dispositive power over the ordinary shares held by RAD Data
         Communications and Klil and Michael Ltd. Mr. Zisapel disclaims beneficial ownership of these ordinary shares except to the extent of his pecuniary interest therein.
(5)      Includes 167,862 ordinary shares and warrants to purchase 9,979 ordinary shares owned of record by RAD Data Communications and 910,360 ordinary shares owned of record by Retem Local Networks Ltd., an Israeli company, and warrants to purchase 116,246 ordinary shares.
         Yehuda Zisapel is a principal shareholder and director of each of RAD
         Data Communications and Retem Local Networks and, as such, Mr. Zisapel may be deemed to have voting and dispositive power over the ordinary shares held by RAD Data Communications and Retem Local Networks. Mr.
         Zisapel disclaims beneficial ownership of these ordinary shares.
(6)      Includes warrants to purchase 9,979 ordinary shares.
(7)      Includes 70,028 ordinary shares owned of record by SVM Star
         Ventures Managementgesellschaft mbH Nr. 3 and warrants to purchase
         245,098 ordinary shares.
(8) J. Carrlo Cannell, D/B/A Cannell Capital Management, acquired beneficial ownership of the ordinary shares during the past years.
         This information is based on Mr. Cannell's Form 13-G filings as of January 5, 2004.




                        ITEM 1 - RE-ELECTION OF DIRECTORS

Under the Company's Articles of Association, the Board of Directors is to consist of not less than three (3) and not more than nine (9) directors, the exact number to be fixed from time to time by resolution of the shareholders. The number of directors of the Company is currently fixed at six (6) although the Board of Directors currently consists of five (5) directors. At the Meeting, the shareholders will be asked to fix the number of Directors at five
(5).
Directors of the Company, other than external directors, are elected at each annual general meeting of shareholders. All of the Company's directors are up for re-election. At the Meeting, shareholders will be asked to re-elect Zohar Zisapel, Arnon Toussia-Cohen and Zohar Gilon to serve as members of our Board of Directors.

Proxies may not be voted for a greater number of persons than the number of nominees named. Under the Articles of Association of the Company, the Board of Directors will be entitled to fill, until the next election of directors, any vacancies existing on the Board of Directors following the annual general meeting at its sole discretion.

It is intended that proxies (other than those directing the proxy holders to vote against the listed nominees or for certain of them or to abstain) will be voted for the election of the three nominees named below as directors of the Company, each to hold office until the next annual general meeting and until his successor shall have duly taken office, unless his office is vacated earlier under any relevant provision of the Articles of Association of the Company.

The affirmative vote of a majority of the Ordinary Shares represented at the Meeting in person or by proxy is required to elect the three nominees named below as directors of the Company. In the event any one or more of such nominees should be unable to serve, the proxies will be voted for the election of such other person or persons as shall be determined by the persons named in the proxy in accordance with their best judgment. The Company is not aware of any reason why any of the nominees, if elected, should be unable to serve as a director. The Company does not have any understanding or agreement with respect to the future election of any nominees named herein. The following information is supplied with respect to each person nominated and recommended to be elected by the Board of Directors of the Company, and is based upon the records of the Company and information furnished to it by the nominees. Reference is made to the above chart entitled "Beneficial Ownership of Securities by Certain Beneficial Owners and Management" for information pertaining to stock ownership by certain nominees.

A brief biography of each nominee is set forth below:

Mr. Zohar Zisapel (55), one of the co-founders of the Company, has served as the Chairman of the Board of Director of the Company since its inception. Mr. Zisapel also serves as a director of RADCOM Equipment, Inc. Mr. Zisapel is also a founder and a director of RAD Data Communications Ltd., a worldwide data communications company headquartered in Israel, for which he currently serves as Chairman of the Board and served as CEO from 1982 to 1997. Mr. Zisapel is a director of other public companies including: Verisity Ltd., RADVision Ltd and Ceragon Ltd. Mr. Zisapel previously served as Head of the Electronics Research Department in the Israeli Ministry of Defense. Mr. Zisapel has a B.Sc. and a M.Sc. degree in electrical engineering from the Technion and an M.B.A. degree from Tel Aviv University.

Mr. Arnon Toussia-Cohen (50), the President and Chief Executive Officer of the Company, joined the Company in September 1998, and has served as a director since September 1999. Mr. Toussia-Cohen also serves as a director of RADCOM Equipment, Inc. and RADCOM (UK) Ltd. Prior to joining the Company, Mr. Toussia-Cohen worked for Telrad Telecommunications Industries, a leading Israeli telecommunications equipment manufacturer, in a number of capacities, including R&D Division Manager, Vice President of Business Systems and finally as President of Telrad Telecommunications Inc., the Company's subsidiary in North America. Mr. Toussia-Cohen has a B.Sc. degree in electrical engineering from the Technion and a diploma in Advanced Business Studies for Managers from the Open University in Israel.

Mr. Zohar Gilon (56), has served as a director since June 1995. Mr.
Gilon serves as a General Partner and Managing Director of Tamar Technologies Ventures, a venture capital fund that invests in Israel and the United States. From 1993 until August 1995, Mr. Gilon served as President of W.S.P. Capital Holdings Ltd., which provides investment banking and underwriting services in Israel and invests in real estate and high-technology investments in Israel and abroad. Mr. Gilon serves as a director of other public companies, namely Ceragon Ltd. and RIT Technologies Ltd., and several private companies.
Mr Gilon is also a private investor in numerous high-technology companies, including affiliates of the Company in Israel. He holds a B.Sc. degree in electrical engineering from the Technion and an M.B.A. degree from Tel Aviv University.


The affirmative vote of the holders of a majority of the voting power represented at the Meeting, in person or by proxy, and voting on this matter, is required for the approval of this matter.

It is proposed that at the Meeting the following resolutions be adopted:

"RESOLVED, that the number of directors on the Board of Directors of the Company be set at five (5)."

"RESOLVED, that Zohar Zisapel be re-elected to serve as a member of the Board of Directors of the Company, effective immediately."

"RESOLVED, that Arnon Toussia-Cohen be re-elected to serve as a member of the Board of Directors of the Company, effective immediately."

"RESOLVED, that Zohar Gilon be re-elected to serve as a member of the Board of Directors of the Company, effective immediately."


                  The Board of Directors recommends a vote FOR
                     approval of the proposed resolutions.

                    ITEM 2- RE-ELECTION OF EXTERNAL DIRECTORS


Companies incorporated under the laws of Israel whose shares have been offered to the public, such as Radcom, are required by the Israeli Companies Law, 5759-1999 (the "Companies Law"), to appoint at least two external directors ("external directors"). To qualify as an external director, an individual may not have, and may not have had at any time during the previous two years, any affiliations with the Company or its affiliates, as such terms are defined in the Companies Law. In addition, no individual may serve as an external director if the individual's position or other activities create or may create a conflict of interest with his or her role as an external director. For a period of two years from termination of office, a former external director may not serve as a director or employee of the Company or provide professional services to the Company for compensation.

The external directors are required to be elected by the shareholders, for a maximum of two terms. Each term of an external director is three years. Other directors are elected annually. All of the external directors of a company must be members of its Audit Committee and each other committee of a company's Board of Directors that is authorized to carry out a power of the Board must include at least one external director.


A brief biography of each of Mr. Barnea and Ms. Ross, our current external directors, is set forth below:

Mr. Dan Barnea(59), is currently an external director of the Company.
Mr. Barnea is Senior Vice President for Research and Development of BMC Software Inc., one of the world's largest software publishers. Prior to that he served as President and Chief Executive Officer of New Dimension Software, an Israeli-based mission critical software developer, from 1995 until its acquisition by BMC. From 1991 to 1995, Mr. Barnea was the General Manager and, later, President and Chief Executive Officer of Laser Industries Ltd., a world leader in the development of laser systems for medical applications. From 1987 to 1991, Mr. Barnea was the General Manager of Indigo Ltd., an innovator and leader in digital offset color printing. From 1981 to 1987, Mr. Barnea held senior positions at Elscint Ltd., a developer of medical imaging equipment, most recently as Vice President and Manager of the engineering division. Mr. Barnea holds a B.Sc. degree in Electronics and a M.Sc. in computer science from the Technion.


Ms. Rony Ross (54), is currently an external director of the Company.
She is the Executive Chairman and founder of Panorama Software Ltd., a developer and marketer of Business Intelligence and on-line analytical processing (OLAP) systems and has been its Chief Executive Officer from 1993 until 2002. Ms. Ross has over 25 years experience in the software and hi-tech industry. Ms. Ross is also a director of Fundtech. She holds a B.Sc. degree in Mathematics and Statistics from Tel Aviv University, an M.B.A. degree from the Recanati Management School of Tel Aviv University and an M.Sc. degree in Computer Science from the Weizmann Institute of Science.


It is proposed that at the Meeting the following resolutions be adopted:

           "RESOLVED, that Ms. Rony Ross be re-elected as an external director, for a second term."

           "RESOLVED, that Mr. Dan Barnea be re-elected as an external director, for a second term."


The election of outside directors requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, including at least one third of the shares of shareholders who are not "controlling shareholders" (as such term is defined in the Companies Law) voted on the matter (unless the total number of shares of shareholders who are not "controlling shareholders" voted against the election of the outside directors does not exceed one percent of the outstanding Ordinary Shares).

The Board of Directors recommends that the shareholders vote FOR the re-election, for a second term, of the two external directors.


                  ITEM 3- REAPPOINTMENT OF INDEPENDENT AUDITORS

At the Meeting, the shareholders will be asked to approve the reappointment of Somekh Chaikin, Certified Public Accountants (Israel), a member firm of KPMG International, as our independent auditors until the end of next year's annual general meeting of shareholders. The shareholders will also be asked to authorize the Board of Directors to fix the compensation of the auditors in accordance with the amount and nature of their services, or to delegate such power to the Company's Audit Committee, as contemplated by the Sarbanes-Oxley Act of 2002.

The affirmative vote of the holders of a majority of the voting power represented at the Meeting, in person or by proxy, and voting on this matter, is required for the approval of this matter.
It is proposed that at the Meeting the following resolutions be adopted:

"RESOLVED, that Somekh Chaikin, Certified Public Accountants (Israel), a member firm of KPMG International, be, and hereby are, appointed as the independent auditors of the Company until the end of the 2005 annual general meeting of shareholders, and that the Board of Directors of the Company be, and it hereby is, authorized to fix the compensation of the independent auditors in accordance with the amount and nature of their services, or to delegate such power to the Audit Committee of the Company."

                  The Board of Directors recommends a vote FOR
                     approval of the proposed resolutions.

    ITEM 4- INCREASING THE OPTION POOL FOR THE RADCOM LTD. 2003 SHARE OPTION PLAN AND THE RADCOM LTD. INTERNATIONAL EMPLOYEE STOCK OPTION PLAN

On June 30, 2003, the Securities and Exchange Commission approved amendments to Nasdaq's listing rules. The amended rules require the Company to obtain shareholder approval for the adoption of, and material amendments to, most stock option plans. Accordingly, we are asking our shareholders to approve an increase in the number of shares reserved for issuance under the Radcom Ltd. 2003 Share Option Plan (the "2003 Plan") and to approve an increase in the number of shares reserved for issuance under the Radcom Ltd. International Employee Stock Option Plan (the "International Plan"), so that we can continue to use the 2003 Plan and the International Plan to achieve our compensation goals.

The International Plan grants options to purchase the Company's
Ordinary Shares, for the purpose of providing incentives to officers, directors, employees and consultants of its non-Israeli subsidiaries. Options granted under the International Plan are intended to be either "Incentive Stock Options" within the meaning of the U.S. Internal Revenue Code or options that do not qualify as Incentive Stock Options (Nonqualified Stock Options).
The 2003 Plan was adopted by the Board of Directors of the Company as a result of the July 2002 tax reform in Israel, which afforded various new tax advantages with respect to the taxation of options granted to Israeli employees and directors under amended Section 102 of the Israeli Tax Ordinance. The 2003 Plan was designed so that grants of awards under it would be subject to the tax advantages under the new tax rules.

Currently, there are 946,748 shares reserved for issuance under the 2003 Plan, of which 511,100 have been allocated or exercised, leaving 435,648 shares free for allocation and there are 397,258 shares reserved for issuance under the International Plan, of which 366,139 have been allocated or exercised, leaving 31,119 shares free for allocation. Our Board of Directors has approved, subject to shareholder approval, an increase in the number of shares reserved for issuance under (i) the 2003 Plan, by 450,000 Ordinary Shares and (ii) the International Plan, by 150,000 Ordinary Shares.

As described above, as a result of the 2002 tax reform, the Israeli share option plans set up prior to the reform legislation do not contain the requisite provisions for favorable tax treatment afforded under the newer plans. Thus the unutilized pool of shares reserved for issuance under each of Radcom's share option plans that were in effect prior to the 2002 tax reform are not being used. The Board of Directors has recommended that the unutilized reserves be "moved" to the newer share option plans so that they can be used. Accordingly, the number of shares available for issuance under the 2003 Plan shall (in addition to the increase in the reserve mentioned previously) be increased by 209,000 shares. The 209,000 unissued shares held in reserve in respect of certain other Radcom plans will be transferred as follows:

o    the pool of shares reserved for issuance under the Radcom Ltd. 1998
     Share Option Plan will be reduced by 76,800 shares to 716,446 shares; and


o the pool of shares reserved for issuance under the Radcom Ltd. Directors Share Incentive Plan (1997) will be reduced by 132,200 shares to 391,000 shares.


All of the various Radcom share option plans are currently administered by our Board of Directors, which has the power to determine the persons who will receive option awards, the terms and conditions of such option awards (such as vesting schedule and exercise price), the type of taxation route that governs the options and any other matter that is incidental to the administration of the various plans. If an option expires before it is exercised, all Ordinary Shares that were issuable under such option will again be available for grant and returned to the pool of Ordinary Shares reserved for issuance under the applicable Plan.

Grants to our directors, if any, will require additional shareholder approval under the Companies Law.

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Meeting, in person or by proxy, and voting on this matter is required for the approval thereof.

         It is proposed that at the Meeting the following resolution be adopted:

         "RESOLVED, to authorize:

        o the transfer of 76,800 unissued shares from the pool of shares reserved for issuance under the Radcom Ltd. 1998 Share Option Plan and 132,200 unissued shares from the pool of shares reserved for issuance under the Radcom Ltd. Directors Share Incentive Plan
              (1997) to the pool of shares reserved for issuance under the 2003 Plan; and

        o in addition, to authorize an increase in the number of shares reserved for issuance under (i) the 2003 Plan, by 450,000 Ordinary Shares and (ii) the International Plan, by 150,000 Ordinary Shares.


              The Board of Directors recommends a vote FOR approval
                          of the proposed resolution.

          ITEM 5- REMUNERATION OF EXTERNAL DIRECTORS IN THE SECOND TERM


At the Meeting, the shareholders will be asked to approve the remuneration of the external directors in their second term. The provision of compensation and reimbursement of expenses to external directors of Israeli companies is regulated by the Companies Law, the Companies Regulations (Rules Regarding Compensation and Expenses to External Directors), 2000, as amended (the "Regulations"), and the Companies Regulations (Alleviation for Public Companies whose Shares are Traded on a Stock Exchange Outside of Israel), 2000, as amended.

Under the Companies Law and the Regulations, the payment of annual compensation to external directors (including compensation for attendance at meetings) generally requires the approval of a company's audit committee, followed by the approval of its board of directors, and then the approval of its shareholders. The Regulations state that a company is entitled to decide that compensation for external directors will not be an annual fee and compensation for attendance at meetings, but rather a form of recompense set in proportion to that of the "Other Directors" in the company ("Proportionate Recompense"). In companies such as ours where there are less than two directors fulfilling the definition set in the Regulations for the defined term
"Other Directors", the Regulations allow the Company to set the amount of Proportionate Recompense for the external directors. The defined term
"Other Director" generally refers to a director who is not an external director, a controlling shareholder or an employee or service provider, or an employee, director or service provider of a entity that is a controlling shareholder of the Company or of an entity controlled by a controlling shareholder of the Company, and excludes a director who is not compensated by the Company (compensation in the form of securities does not constitute compensation for these purposes). Our Audit Committee and Board of Directors have decided, subject to shareholder approval, to set the Proportionate Recompense at zero New Israeli Shekels. In addition, we may, in the future, wish to pay our external directors compensation in the form of options for the purchase of shares in the Company, in accordance with the Regulations.
The Regulations specify that such options be granted in the framework of a benefit plan for all of a company's directors that are not external directors and for additional officers in the company, except that directors who are controlling shareholders may be excluded from said grant of options.

The Audit Committee and the Board of Directors have approved, subject to shareholder approval, that during the three-year duration of their second term, the external directors shall receive compensation in the form of options to purchase the Company's Ordinary Shares, at the same times, under the same vesting conditions, in the same amounts, at the same exercise price and terms, and in accordance with any other terms and conditions as shall be granted (if granted) to any other director in the Company who is neither a controlling shareholder nor employed by the Company. Likewise, any change as shall be made to the said terms and conditions of the options so granted (if granted) to the other directors in the Company who are neither controlling shareholders nor employed by the Company shall also apply to the terms and conditions of the external directors' options, such that the external directors shall have, in essence, the same compensation.

Currently no grants of options are being made to any of our directors, including the external directors, and the delineating and approval of the aforesaid framework for such grants of options shall on no account be interpreted as an undertaking by the Company to make any such grants in the future. However, any future grants, if any, shall be approved within the context of the specified framework of remuneration for external directors, authorized herein.


At the Meeting, the shareholders will be asked to approve the remuneration of the external directors in their second term.

The affirmative vote of the holders of a majority of the voting power represented at the Meeting, in person or by proxy, and voting on this matter, is required for the approval of this matter.

It is proposed that at the Meeting the following resolutions be adopted:

"RESOLVED, that compensation for the external directors will be Proportionate Recompense, rather than an annual fee and compensation for attendance at meetings, and to approve setting the amount of such Proportionate Recompense at zero New Israeli Shekels, and also to approve a mechanism for compensating the external directors by way of a possible future grant of options for the purchase of shares in the Company, such that during the three-year duration of their second term, the external directors shall be granted options to purchase the Company's Ordinary Shares, at the same times, under the same vesting conditions, in the same amounts, at the same exercise price and terms, and in accordance with any other terms and conditions as shall be granted if granted) to any other director in the Company who is neither a controlling shareholder nor employed by the Company; and to approve that any change as shall be made to the terms and conditions of the options so granted (if granted) to the other directors in the Company who are neither controlling shareholders nor employed by the Company shall also apply to the terms and conditions of the external directors' options, such that the external directors shall have, in essence, the same compensation."

The Board of Directors recommends a vote FOR approval of the proposed resolutions.


  ITEM 6 - APPROVAL OF PURCHASE OF DIRECTORS' AND OFFICERS' LIABILITY INSURANCE


Our articles of association provide that, subject to the provisions of the Israeli Companies Law, we may enter into a contract for the insurance of the liability of any of our office holders with respect to an act performed by such individual in his or her capacity as an office holder.
The Companies Law provides that a company may not enter into a contract for the insurance of its office holders for: (a) a breach by the office holder of his or her duty of loyalty, unless the office holder acted in good faith and had a reasonable basis to believe that such act would not prejudice the company;
(b) a breach by the office holder of his or her duty of care if the breach was committed intentionally or recklessly; (c) any act or omission committed with the intent to unlawfully yield a personal profit; or (d) any fine imposed on the office holder.
Under the Israeli Companies Law, the procurement of insurance coverage for directors requires the approval of our Audit Committee, Board of Directors and shareholders.

The Company's current directors' and officers' liability insurance policy is due to expire on August 31, 2004, and the Company intends, now and from time to time in the future, to purchase directors' and officers' liability insurance to replace it. The directors' and officers' liability insurance shall cover a maximum liability of US$10,000,000. The Company is currently negotiating with certain insurance companies in order to obtain the most cost effective policy.

It is proposed that at the Meeting the following resolution be adopted:

"RESOLVED, that the purchase, from time to time, of directors' and officers' liability insurance, with maximum coverage of US$10,000,000, for the benefit of directors and officers of the Company, is hereby approved."

The affirmative vote of the holders of a majority of the voting power represented at the Meeting, in person or by proxy, and voting on this matter, is required for the approval of this matter. The affirmative vote of the Ordinary Shares must include at least one-third of the Ordinary Shares voted by shareholders who do not have a "personal interest" in the matter (unless the total shares of non-interested shareholders voted against the matter does not represent more than one percent of the outstanding Ordinary Shares). For this purpose, all shareholders are asked to indicate on the enclosed proxy card whether or not they have a personal interest by marking their vote in the appropriate line. Under the Companies Law, a "personal interest" of a shareholder (i) includes a personal interest of any members of the shareholder's immediate family (or spouses thereof) or a personal interest of a company with respect to which the shareholder (or such family member) serves as a director or the CEO, owns at least 5% of the shares or has the right to appoint a director or the CEO and (ii) excludes an interest arising solely from the ownership of our Ordinary Shares.

The Board of Directors recommends a vote FOR approval of this proposed matter.


                     ITEM 7 - REVIEW OF THE AUDITORS' REPORT

                    AND THE CONSOLIDATED FINANCIAL STATEMENTS

The audited financial statements of the Company for the fiscal year ended December 31, 2003 were filed together with our Annual Report on Form 20-F, which was filed with the SEC and is available at the SEC's website, www.sec.gov and at our website, www.radcom.com. The Company will hold a discussion with respect to the financial statements at the Meeting. This item will not involve a vote of the shareholders.


                             ITEM 8 - OTHER BUSINESS

Management knows of no other business to be transacted at the Meeting;
but, if any other matters are properly presented to the Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

                  By Order of the Board of Directors,

                  Arnon Toussia-Cohen
                  Chief Executive Officer


Dated: August 9, 2004